SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
Amendment No. 1
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number 1-12733
Tower Automotive Retirement Plan
Tower Automotive, Inc.
27175 Haggerty Road
Novi, Michigan 48377

Explanatory Note:
This Amendment No. 1 on Form 11-K/A is being filed to correct a disclosure in the Tower Automotive Retirement Plan (the Plan) Annual Report on Form 11-K for the year ended December 31, 2005 filed on June 21, 2006. The Plan had previously disclosed that a partial plan termination had occurred in Note 5 to the Plan financial statements. Upon further analysis, the Plan has determined that there is not a partial plan termination as previously disclosed. Accordingly, the Annual Report on Form 11-K is being amended to remove this disclosure. This amendment has no other impact on the financial statements included in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2005.

Tower Automotive
Retirement Plan
Financial Report
December 31, 2005

Tower Automotive Retirement Plan

Contents
Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–9

Schedule of Assets Held at End of Year	10
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
Tower Automotive Retirement Plan
Novi, Michigan
We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Retirement Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Retirement Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Grand Rapids, Michigan
July 19, 2006

Tower Automotive Retirement Plan
Statement of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Participant-directed investments:

Money market fund	$26,667	$336,927

Mutual funds	90,381,828	94,327,625

Tower Automotive, Inc. common stock	167,781	6,202,604

Pooled separate account	24,240,536	24,483,881

Participant loans	3,799,168	3,814,646

Total participant-directed investments	118,615,980	129,165,683

Receivables:

Employer contributions	10,489	131,066

Employee contributions	195,106	238,184

Total receivables	205,595	369,250

Net Assets Available for Benefits	$118,821,575	$129,534,933

See Notes to Financial Statements.

Tower Automotive Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004

Additions to Net Assets Available for Benefits
Investment income:

Interest and dividends	$3,730,285	$1,599,615
Net appreciation (depreciation) in fair value of investments in:

Mutual funds	2,298,478	7,732,854

Pooled separate account	946,760	969,584
Tower Automotive, Inc. common stock	(6,030,239)	(7,644,763)

Total investment income	945,284	2,657,290

Contributions:

Employer	2,050,732	3,738,605

Employee	7,406,751	8,272,117

Rollover	361,587	495,181

Total contributions	9,819,070	12,505,903

Total additions	10,764,354	15,163,193

Deductions from Net Assets Available for Benefits

Benefits paid directly to participants	21,448,278	14,222,287

Administrative expenses	44,898	139,760

Total deductions	21,493,176	14,362,047

Net (Decrease)/Increase in Net Assets Prior to Transfers	(10,728,822)	801,146

Transfers (Note 1)	15,464	77,911

Net (Decrease)/Increase in Net Assets	(10,713,358)	879,057

Net Assets Available for Benefits

Beginning of year	129,534,933	128,655,876

End of year	$118,821,575	$129,534,933

See Notes to Financial Statements.

Tower Automotive Retirement Plan
Note 1 — Description of the Plan
The following description of the Tower Automotive Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution profit-sharing and 401(k) plan covering substantially all nonunion employees and certain union employees of R. J. Tower Corporation and its subsidiaries (the “Company”), the Plan’s sponsor. Eligible employees can become participants in the 401(k) portion of the Plan on the first day of the month following the completion of 60 days of employment and attaining age 18. Upon participation in the 401(k) portion of the Plan, employees become eligible to receive discretionary matching contributions from the Company. Employees become eligible to receive discretionary annual profit-sharing contributions from the Company on the first day of the month following the completion of one year of service with at least 1,000 total hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
On February 2, 2005, Tower Automotive, Inc. (the Parent of the Sponsor) and its US subsidiaries, including the Company and the Sponsor (collectively “the Debtors”), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court Southern District of New York. The Debtors are operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code. An official committee of unsecured creditors has been appointed.
The Debtors have requested that the Bankruptcy Court approve payment of certain pre-petition liabilities including employee wages and benefits. Since the filing, all orders sufficient to enable the Debtors to conduct normal business activities, including the approval of the Debtors’ financing have been entered by the Bankruptcy Court. While the Debtors are subject to Chapter 11, all transactions of the Debtors outside the ordinary course of business will require the prior approval of the Bankruptcy Court.
It is unclear what impact, if any, this will have on the Company’s workforce and the Plan. These financial statements do not include any adjustments or disclosure appropriate for a terminating plan as the Sponsor has no intention nor has taken any actions necessary to terminate the Plan.
Contributions — Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant’s compensation, as defined in the plan agreement. The Plan also allows

Tower Automotive Retirement Plan
participants to transfer funds from other qualified plans into the Plan. During the plan years ended December 31, 2005 and 2004, $15,464 and $77,911, respectively, was transferred from other Company qualified plans into the Plan.
The Company makes a discretionary matching contribution based on the participant’s contribution. This matching contribution amount is determined annually. In 2005 and 2004, the Company elected to make safe harbor matching contributions of 100 percent of the first 3 percent of each employee’s eligible wages deferred, plus 50 percent of the next 2 percent of each employee’s eligible wages deferred. The Company suspended matching contributions to the Plan on July 1, 2005 except for matching contributions made to unionized colleagues.
The Company also may make an annual discretionary profit-sharing contribution in an amount determined by the Board of Directors of the Company. No discretionary contributions were made in 2004 or 2005.
Plan Operations — The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan, ensures that all government and participant reporting requirements are fulfilled, and approves certain distributions from the Plan to participants.
Participant Accounts — Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant’s account plus or minus any allocation of income, expenses, gains, or losses. Participants direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants’ contributions to the Plan and employer-matching contributions are always fully vested and non-forfeitable. Participants become fully vested in the Company’s discretionary profit-sharing contributions after the completion of three years of service, as defined in the Plan.

Tower Automotive Retirement Plan
Loans to Participants — Under certain conditions, a participant may obtain a loan from the Plan. A participant’s loan cannot exceed the lesser of $50,000 or one-half of the participant’s non-forfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years (15 years for purchase of a primary residence). Principal and interest is paid ratably through payroll deductions.
Payment of Benefits — Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are also allowed under the terms of the Plan under certain circumstances.
Forfeited Accounts — Forfeited balances of terminated participants’ nonvested accounts are used to pay the administrative expenses of the Plan for the plan year in which the forfeiture occurs or the following plan year.
Assets and Liabilities — Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the pooled separate account is based on the quoted market prices of the underlying assets. Investments in money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are valued at their outstanding value, which approximates fair value.
The underlying asset of the pooled separate account is the Stable Value Account which is provided by New York Life Insurance Company. The Stable Value Account is valued at contract value, which approximates fair value due to the short maturity of the contract. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.
The Stable Value Account is invested mostly in collateralized mortgage obligations, corporate and agency bonds, and mortgage backed securities.
Note 2 — Summary of Accounting Policies
Amounts contributed to the Stable Value Account earn a guaranteed interest rate as determined by New York Life Insurance Company and is guaranteed to be no less than 0 percent before any deduction for expenses. During the plan years ended December 31, 2005 and 2004, the crediting interest rate on the Stable Value Account was 4.43 percent and 4.38 percent, respectively.

Tower Automotive Retirement Plan
Benefits Paid — Benefits are recorded when paid.
Administrative Expenses — Certain administrative expenses and withdrawal fees charged by the trustee are paid out of plan assets. All other expenses, incurred in conjunction with the Plan, are paid by the Company.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
New Accounting Pronouncements — In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan’s financial statements.

Tower Automotive Retirement Plan
Note 3 — Investments
The fair value of significant individual investments at December 31, 2005 and 2004, is as follows:

	2005	2004
Pooled separate account — New York
Life Anchor Account	$24,240,536	$24,483,881
Mutual funds:
PIMCO Total Return Fund	8,434,568	9,028,363
AIM Basic Value Fund	11,201,679	12,593,694
MainStay S&P 500 Index Fund	11,183,307	13,347,863
AIM Small Cap Growth Fund	7,816,626	8,994,769
Federated Capital Appreciation Fund	7,626,947	8,866,367
Artisan International Fund	8,479,193	7,460,347
Franklin Balance Sheet Investment Fund	6,952,237	5,932,828
Goldman Sachs Mid Cap Value Fund	7,596,067	5,270,068
Note 4 — Related Party Transactions
Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Life Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Until February 7, 2005, participants could elect to invest in Tower Automotive, Inc. common stock. Effective February 7, 2005, additional investments in Tower Automotive, Inc. common stock were suspended. Tower Automotive, Inc. is the parent of the sponsor of the Plan.
Note 5 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Tower Automotive Retirement Plan
Note 6 — Tax Status
The Plan obtained its latest determination letter dated March 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, and was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, after consultation with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 7 — Reconciliation with Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per financial Statements	$118,821,575	$129,534,933
Less contributions receivable at December 31	(205,595)	(369,250)

Net assets available for benefits per Form 5500	$118,615,980	$129,165,683

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2005:

	Employee	Employer
Contributions per financial statements	$7,406,751	$2,050,732
Less contributions receivable at December 31, 2005	(195,106)	(10,489)
Plus contributions receivable at December 31, 2004	238,184	131,066

Contributions per Form 5500	$7,449,829	$2,171,309

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2004:

	Employee	Employer
Contributions per financial statements	$8,272,117	$3,738,605
Less contributions receivable at December 31, 2004	(238,184)	(131,066)
Plus contributions receivable at December 31, 2003	300,594	3,854,737

Contributions per Form 5500	$8,334,527	$7,462,276

Contributions made after year end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on Form 5500.

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1521832, Plan 002
December 31, 2005

(a)(b)
Identity of Issuer,
Borrower,	(c)		(e)
Lessor, or Similar	Description of Investment (Including Maturity Date,	(d)	Current
Party	Rate of Interest, Par, or Maturity Value)	Cost	Value
New York Life Trust	Pooled separate account — New York Life Anchor

Company	Account	*	$24,240,536

	Mutual funds:
	PIMCO Total Return Fund	*	8,434,568
	MainStay Asset Manager Fund	*	5,412,196
	AIM Basic Value Fund	*	11,201,679
	MainStay S&P 500 Index Fund	*	11,183,307
	Franklin Balance Sheet Investment Fund	*	6,952,237
	MainStay A MAP Fund	*	2,618,953
	Artisan Mid Cap Fund	*	5,183,724
	AIM Small Cap Growth Fund	*	7,816,626
	Federated Capital Appreciation Fund	*	7,626,947
	Fidelity Advisor Value Strategies Fund	*	3,878,954
	Goldman Sachs Mid Cap Value Fund	*	7,596,067
	Oppenheimer Capital Appreciation Fund	*	3,997,377
	Artisan International Fund	*	8,479,193
	Money market fund — MainStay Cash Reserves Fund	*	26,667
Tower Automotive, Inc.	Common stock — Tower Automotive, Inc.	*	167,781
Participants	Participant loans — Bearing interest at rates ranging from 5.00 percent to 10.50 percent	—	3,799,168

	Total investments		$118,615,980

*	Cost information not required

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tower Automotive Retirement Plan

DATE: July 21, 2006	/s/ Christopher T. Hatto

Christopher T. Hatto, Corporate Controller and
Chief Accounting Officer of Tower Automotive, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm